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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                       Washington, D.C. 20549
                 ----------------------------------


                             FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                        COI SOLUTIONS, INC.
           (Name of Small Business Issuer in its charter)

STATE OF NEVADA                    86-09884116
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

5300 West Sahara
Suite 101
Las Vegas, Nevada                            89102
(Address of Principal Executive Offices)     (Zip Code)

Issuer's telephone number, including area code:   (212) 953-0865

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of class)

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                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Background

     COI SOLUTIONS, INC. (the "Registrant") was incorporated under the laws of the State of Nevada on August 1, 1997 as Expedia Com Global, Inc., to engage in the business of designing and building network based solutions for business customers. On August 23, 1997, Expedia Com Global, Inc. changed its name to Expediacom Global Inc. On November 16, 1998, Expediacom Global Inc. changed its name to COI Solutions, Inc. The common shares of the Registrant commenced trading in June 1998 on the Bulletin Board ("Bulletin Board") operated by the National Association of Securities Dealers Inc. ("NASD") under the symbol "COSL". The Registrant's common stock was delisted from the Bulletin Board on October 25, 1999, as a result of the Registrant's failure to file reports with the Securities and Exchange Commission ("Commission") as mandated by the NASD. The Registrant has filed this Form 10-SB in order to regain its listing on the Bulletin Board. Prior to being relisted on the Bulletin Board, this registration statement must be declared effective by the Commission and there can be no outstanding comments pending with the Commission.

     The Registrant is engaged in the business of designing and building network based solutions for business customers. The Company accomplishes the foregoing by creating custom integrated electronic network based solutions, combining strategic business, marketing and investment planning with high technologies, including the Internet and private Intranets. The Registrant also provides services to facilitate stakeholders of the customer organization into a team or community to pursue the optimum solution design. The Registrant is involved with the following industries; health care, trade and commerce, travel and tourism, and telecommunications. The Registrant builds electronic business solutions for global organizations based on a "community of interest" model.

The "community of interest" model.

     The community of interest provides electronic tools and creative business networking solutions that allow organizations to operate in a fully integrated manner with clients and suppliers in both real and non-real time, regardless where they are located in the world.

     Currently, the Registrant's is concentrating its efforts in the following applications:

Global Health Care - Telehealth Applications

     This is the Company's primary focus of concentration. The Company designs and builds electronic healthcare solutions for companies (Business to Business) engaged in the e-commerce supply of products,(eg: medical equipment and medical durable supplies) telemedicine and information services for global health care.




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Web Site Design & Build

     The Registrant in conjunction with Community-Builder.com, has developed a five-phase program for the development and build of Web sites for companies that are beginning to engage in marketing and commerce over the Internet. The initial focus will be on South America, Asia and Africa, as the Internet is still a relatively new media but is beginning to show significant growth in these regions.

Global Trade & E-commerce - Generic Drug Distribution

     Distribution of generic drugs and vitamin supplements through the creation of a global electronic trading environment.

     Initial focus is on several African nations through trading partners in developing countries.

Country Portals

     Design and build of Internet portals for trade and commerce.

     These portals could focus on trade at the national or regional level in countries around the world or a portal that focuses on a specific community of interest spanning multiple countries.

Industry Information

The Internet is a world-wide medium of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the communication capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services.

Electronic commerce, generally refers to utilizing electronic networks to facilitate buying and selling of products, information, and services. In electronic commerce, computers and telecommunications take the place of paper documents, mail and faxes. Businesses now use computers to electronically send and receive a wide variety of business documents. These include, for example, product catalogs, price lists, purchase orders and invoices. Electronic Data Interchange ("EDI") is a specific form of electronic commerce. It refers to the transmission of data between a business and its customers or its vendors in the course of a business transaction. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. The computers of the buyer and the seller communicate and exchange the relevant information. They use an agreed-upon or standard format to do so. In an earlier stage of electronic commerce, companies that wanted to do business electronically needed to have an arrangement with a special type of computer network. That network is referred to as a value-added computer network, or "VAN."



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     Traditionally, much of the EDI and e-commerce market was serviced by companies which provide their services through VANs. A VAN provides standardized forms and acts as a kind of electronic post office, where data and forms are exchanged, parties can communicate via email, and funds can be electronically transferred.

     More recently the Internet has provided an alternative means for companies to conduct electronic commerce. Rather than using a proprietary VAN, companies can use the Internet as the medium over which electronic commerce is conducted. The Registrant intends to utilize this medium to develop business to business e-commerce solutions with its initial products providing Internet-based functionality for commercial transactions, marketing, data management and analysis.

Equipment

     The Registrant acquires the equipment recommended to customers from numerous third party suppliers. There are numerous substitute suppliers available to the Registrant in the event a supplier does not possess the necessary equipment or is unwilling to supply the equipment.

Marketing

     The Company markets its services through select mailings to entities it believes would have a need for its services and on its website (www.coisolutions.com).

Competition

     The Company competes with many other entities that provide similar services and most of which have greater capital and other resources than the Company and may choose to adopt a marketing plan similar to that proposed by the Company.

Recent Business Activity

     On December 11, 1998, the Registrant entered into an agreement with World Telehealth Corporation, a Florida corporation ("WTH"), wherein the Registrant would provide consulting, contracting services, project management services, and operational services for telecommunictations systems, network centric applications and information technology including the management of business relationships. In consideration of the foregoing, WTC would pay the Registrant $165,000 per month. The term of the agreement was fourteen months. On August 10, 1999, WTC stopped paying the Registrant its monthly fee. The Registrant is attempting to collect the receivable that is due. Legal action will be considered should this receivable be uncollected by November 30, 1999.

     On August 10, 1999, the Registrant acquired a fifty percent interest in Community-Builder.com Inc., a privately held Internet company. Community-Builder.com Inc. targets the medical community and the interactive management of medical referrals and collaboration of medical professionals working together on a common patient base. While


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the healthcare industry is the Registrant's current main focus, this application has the potential to be replicated in other industry sectors such as travel and tourism, retail, and professional services, (legal, consulting)

     On September 14, 1999, the Registrant entered into an agreement, on September 14, 1999 with the TeleMedica Group of Las Vegas, Nevada to develop a business plan and operations plan for a new venture that will be known as TeleMedica.com. TeleMedica is engaged in the business of promoting medically related business opportunities. The first project to be developed by the Registrant on behalf of the Telemedica Group will be an Internet based service to facilitate e-commerce transactions which include the distribution, sale and automated dispensing of pharmaceuticals, nutritional supplements, and related medical supplies. As part of this agreement the Registrant has negotiated the acquisition of 10% of the outstanding common stock of the Telemedica Group. The Registrant plans to integrate the systems developed by Community Builder.com into the operations of the Telemedica Group.

Settlement

     On October 1, 1998, the Registrant entered into an Agreement and Release with Penta Deltex and Nick Plessas (collectively "Penta") wherein the Registrant agreed to pay Penta $220,000 upon delivery of 626,000 shares of the Registrant's common stock and the settlement of all outstanding expenses owed by Penta. To date, $45,000 has been held back by the Registrant pending the confirmation of the settlement of expenses by Penta.

Employees

     The Registrant has 15 full-time and contracted employees, 3 of which are Officers of the Registrant and 12 of which are support staff. Management may hire additional employees as the Registrant's operations expand and management believes the expense of additional employees is warranted.

     The Registrant operates as a virtual corporation. This means that all individuals working under contract for the Registrant operate primarily out of their homes using computer hardware, software products, multiple telecom facilities, a dedicated and secure server, and extensive use of secure e-mail and the Internet. The Company believes that this form of conducting business will reduce operating expenses and effectively manage companies which have geographically
dispersed personal.   The Registrant has employees located in New York;
Florida; Las Vegas, Nevada; San Francisco, California; Ottawa, Ontario; Toronto, Ontario; and Montreal, Quebec.

Lexxus Capital Corp.

     The Registrant has engaged Lexxus Capital Corp. to promote the interests of the Registrant. The Registrant is to be paid a commission of 500,000 shares to Lexxus upon the performance of its duties.




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Facilities

     The registered office of the Registrant is located at 5300 West Sahara, Suite 101, Las Vegas, Nevada 89102. The Registrant's executive offices are located at 405 Lexington Ave. New York, NY USA and at 50 Augusta Drive Way, Markham, Ontario, Canada. The telephone number of the office in the USA is (212) 953-0865 and the telephone number of the office in Canada is (905) 201-1952.

Year 2000 Compliance Statement

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Registrant uses standard software products for its operational requirements in a distributed configuration. These systems from Microsoft and others have been verified as year 2000 compliant. Other systems for networking are obtained from providers such as the Stentor Alliance and PSiNet. Any software that the Registrant develops as part of its solutions programs will be Year 2000 compliant.

     Though the Registrant has yet to acquire any additional hardware or software technology in support of its services, the planned acquisitions will most likely involve hardware or software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Registrant makes arrangements with significant hardware and software suppliers, the Registrant intends to determine the extent to which the Registrant's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Registrant's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Registrant acquiring the product.
Should the Registrant have to find alternative suppliers the Registrant expects that it can find those suppliers promptly and on terms that are similar to those being sought at this time. Other than the foregoing measures, the Registrant has no other contingency plans for dealing with third parties which do not become Year 2000 compliant within a timely manner. The Registrant anticipates that this will be an ongoing process through any project implementation through 1999. There can be no assurances that the systems of suppliers or other companies on which the Registrant may rely on will be converted in a timely manner and will not have a materially adverse effect on the Registrant's systems.

     Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The registrant believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the


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Registrant's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Registrant's business, financial condition and results of operations.

Currency and Exchange Rates

     All monetary amounts disclosed in this Form 10-SB are, unless otherwise indicated, expressed in United States dollars.

     As at March 31, 1999 and 1998, the exchange rates to convert
Canadian dollars into U.S. dollars are 1.5087 and 1.4198, respectively. The average exchange rates for the three month periods ended March 31, 1999 and 1998 are 1.5115 and 1.4302. respectively.

     As at December 31, 1998 and 1997, the exchange rates to convert Canadian dollars into U.S. dollars are 1.5333 and 1.4305, respectively. The average exchange rates for the years ended December 31, 1998 and 1997 are 1.4831 and 1.3844, respectively.

Governmental Regulation

     The Registrant's proposed services would be transmitted to its clients over dedicated and public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. Changes in the legislative EDI or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs or increase the likelihood of competition from regional telephone companies or others, could have an adverse effect on the Registrant's business; as could potential governmental actions outside of the United States.

Safe Harbor Provisions

     Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements concerning future applications of the technologies to be acquired by the Registrant and the Registrant's proposed services and future prospects, that involve risks and uncertainties, including the possibility that the Registrant will: (i) be unable to commercialize services based on its technology, (ii) ever achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under "Item 2, Management's Discussion and Analysis or Plan of Operations" and from time to time in the Registrant's future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.

Risk Factors

     In any business venture, there are substantial risks specific to the particular enterprise. At a minimum, the Registrant's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below:

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     1.  Limited History of Operations and Reliance on Expertise of
Certain Persons. The Registrant has been conducting business since 1997 and is subject to all the risk inherent in the creation of a new business. Since the Registrant has had limited record of operations, there is limited data at this time upon which to base an assumption that the Registrant's plans will prove successful. The management of the Registrant and the growth of the Registrant's business depends on certain key individuals who may not be easily replaced if they should leave the Registrant. Persons in management are currently devoting full-time toward the business of the Registrant.

     2. Limited Financial Resources. The Registrant has limited or no financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required. The Registrant has limited assets and has had limited operational revenues since its inception in August 1997. The Registrant can provide no assurance that any acquired technology will produce any material revenues for the Registrant or its stockholders or that any such business will operate on a profitable basis.

     3. Technology. Management has acquired limited assets and technology necessary to provide the services it proposes. The
Registrant may never acquire all of the necessary technology needed to maintain the operations it desires.

     4. Business Competition. The business of facilitating business-to-business e-commerce is intensely competitive and fragmented, and is characterized by rapidly evolving technology. In addition, numerous companies, substantially all of which have significantly greater financial and other resources than the Registrant, are currently engaged in business-to-business e-commerce. These companies provide a range of e-commerce functionality and applications including, but not limited to, EDI-based VAN; Internet store-fronts; Internet catalogues; secure Internet payment processing; Internet transaction processing including ordering, fulfillment, shipping, and confirmation elements; Internet database generation and analysis; automated Internet marketing; and vertical Internet business communities or exchanges. The Registrant anticipates that existing competitors are likely to expand the range and scope of their e-commerce offerings, and that new competitors, which may include telephone companies, media companies, and industrial companies, are likely to increasingly offer business- to-business e-commerce applications that function similarly and compete with those proposed by the Registrant.

     5. Need for Additional Capital. In order to initiate operations, the Registrant will have to raise additional capital for operations through the issuance of securities or loans. There is no assurance that the Registrant will be able to raise the additional capital.


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     6.  Rapid Technological Change; Need for New Products;
Introduction of Competitive Products. The market for the Registrant's proposed services is characterized by rapidly changing technology and frequent new product introductions. Even if the Registrant's proposed e-commerce service gains initial acceptance, the Registrant's success will depend on, among other things, its ability to enhance its products and to develop and introduce new products and services that keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. There can be no assurance that the Registrant will be able to identify, develop, market, support or acquire new products or deploy new services successfully, that such new products or services will gain market acceptance, or that the Registrant will be able to respond effectively to technological changes or product announcements by competitors. Any failure by the Registrant to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues.

     7.   Uncertainties Relating to Commercial Use of the Internet.
The Registrant's strategy is to apply its efforts to the development of service products for use in connection with the Internet. The success of these proposed products is dependent on the continued development and acceptance of the Internet as a medium for the exchange of business documents and effecting business-to-business transactions. The failure of the Internet to be an effective channel could have a material adverse effect on the Registrant's business and prospects. There can be no assurance that business-to-business commerce over the Internet will become widespread and it is not known whether this market will develop to the extent necessary for demand for the Registrant's proposed services to emerge and become commercially sustainable. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times which might adversely affect customers' ability or willingness to use the Internet as a commercial marketplace. In addition, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace.

     8. Inadequacy of Public Market. There is no assurance that the public market for the common shares of the Registrant will be maintained or that the holder of common shares will be able to sell such shares in the quantity and at the price desired by such holder.

     9. Risks Associated with the Year 2000. With regard to risks to the Registrant's business associated to Year 2000 compliance, there can be no assurances that the systems of suppliers or other companies on which the Registrant may rely on will be converted in a timely manner and will not have a materially adverse effect on the Registrant's systems and therefore the Registrant's ability to provide its services. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Registrant believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the


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Registrant's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Registrant's business, financial condition and results of operations.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Liquidity and Capital Resources

     The Registrant maintains a cash balance in order to fulfill its financial commitments. The Registrant was in a liquid position at December 31, 1998, with no cash and accounts receivable of $214,691. This compares to working capital at December 31, 1997 of $26,442. The increase in working capital realized during 1998 was the result of the Registrant realizing its first major contract in 1988 with its accompanying revenues.

     Current assets increased from $26,442 at December 31, 1997 to $214,691 at December 31, 1998, an increase of approximately 7.12 times the value at December 31, 1997. Current assets increased to $916,700 at June 30, 1999, a increase of approximately 3.27 times the value at December 31, 1998. Current liabilities at December 31, 1997 were $18,400. These liabilities increased at December 31, 1998 to $76,178 then decreased to $55,728 at June 30, 1999. A major reason for the increase in current assets was contracted business generating revenue while the decrease in current liabilities was due to the pay down of accounts payable and the elimination of bank indebtedness.

     The Registrant has had limited activity since its incorporation and hence has received limited revenues from operations. See "Item 7. Certain Relationships and Related Transactions."

     The Registrant has experienced losses in each fiscal period reported on. At the end of the Registrant's 1998 fiscal year it had no cash and $214,691 in accounts receivable. For the fiscal 1999 year, the Registrant does not have sufficient funds to acquire and/or develop any business without seeking additional funds. The Registrant relies principally on the issuance of common shares by private placements to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required. The Registrant may issue more common shares at prices determined by the Board of Directors, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a member does not purchase additional common shares, the percentage share ownership of the member in the Registrant will be reduced.

     Management has determined that consistent with the Registrant's business plan, part of its plan of operation for the next twelve months is to secure the necessary technological assets to support the proposed products and services to be offered by the Registrant. The Registrant has taken the initial step of acquiring a fifty percent interest in Community-Builder.com Inc., an Internet based applications developer (which includes business process engineering, developing Internet/Intranet platforms, and the use of security and e-commerce

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technology) in order to obtain the core technology platform necessary to support the services the Registrant intends to offer. Community-Builder.com is a private company which owns the rights to a "prototypical" Internet based applications platform which enables healthcare professionals to interactively collaborate regarding their patients / clients welfare (the "Base Technology"). Under the terms of the agreement, the Registrant purchased the right to use, modify, customize, brand, sell and market the Base Technology to provide online transaction processing functionality and features within the applications and sites that the Registrant develops.

     For a one time investment of $150,000, a fifty percent equity ownership position was obtained in Community Builder.com by the Registrant. This in turn allows the Registrant access to the products, services and technologies developed by Community Builder.com. Any license fees on a per usage basis for Community Builder products, services and technologies will be born by COI's end clients.

     The Registrant may acquire or license additional software technology through a technology licensing or purchase agreement to ensure that other proposed services offered by the Registrant are delivered in a timely and useable manner during the plan of operation for the next twelve months.

     With regard to other necessary hardware assets, such as Internet computer servers and desktop computers, which are necessary to support the Registrant's products and services, the Registrant's focus will be on leasing these assets from reliable yet unidentified lessors.

     The current plan of operations for the next twelve months includes several products or services advancing through the above-mentioned phases of development, and being offered for sale, purchase, fee, lease, license, or other appropriate revenue generating methods for such e-commerce products and services.

     Given the Registrant's current level of working capital and its operations being conducted to develop its products, it is expected that the Registrant will satisfy its cash requirements through the issuance of common shares by private placements to raise funds rather than seeking interest-bearing loans. However, the Registrant recognizes that as a result of its limited, financial, or other resources, the number of suitable financing options may be limited. Should these additional sources of capital not be found, the Registrant will modify its operations to conserve working capital by concentrating on fewer products and/or services being advanced. Additionally, should no further funds be raised, the Registrant will consider whether to reduce employment and other contract expense including the renegotiation of the terms of their employment contracts on terms which are undetermined at this time, but will be acceptable to both the Registrant and the respective employee(s).

     In October 1986, the Tax Reform Act of 1986 (the "Act") was enacted. The Act reduces the maximum corporate tax rate, over a phase-in period, to 34%. The resulting lower tax rates will affect amounts that the Registrant has accrued for deferred tax liabilities. The adjustment to the deferred tax liability has been addressed by a new

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accounting standard issued by the Financial Accounting Standards Board
(FASB 96). The adjustment is to be made by a one time increase or decrease to net income. FASB 96 is effective for fiscal years beginning after December 15, 1988. The Registrant has elected to apply FASB 96 to its financial statements for the fiscal year ended December 31, 1998, the adjustment is reflected as an deficit of $(16,251,737).

Results of Operations

     The Registrant derives its operating revenues from multiple contracts with two clients in the telemedicine business. The value of these two contracts is in excess of three million dollars.

Fiscal 1998 Compared to Fiscal 1997

     Revenues for the year ended December 31, 1998 totaled $458,441 as compared to zero revenues for December 31, 1997. This was due to no revenue in 1997 as a result of the start up of the Registrant and a contract being negotiated in August 1998.

     Operating expenses during the year ended December 31, 1998 were $1,977,970 (4.31 that of operating revenues) as compared to $14,732,208 in the year ended December 31, 1997. The majority of this expense was attributable to the application of general accepted accounting practices (GAAP) where the issuance of shares for compensation were added to operational expenses amounting to $14,579,706 in 1997 and $1,650,650 in 1998.

Interim Periods Ended June 30, 1999 and 1998

     Operating revenues for the six months ended June 30, 1999 totaled $1,076,940 as compared to revenues of $105,102 earned during the same quarter in the preceding fiscal year. The increase in operating revenues of approximately 10.25 times was the result of a contract in the telemedicine business.

     Operating expenses increased from $118,533 at June 30, 1998 to $3,396,402 at June 30, 1999. The majority of this increase in operating expense was attributable to the application of general accepted accounting practices (GAAP) where the difference between the price of the shares issued in the placement and the market value of the shares during the same period was assigned to operational expenses, amounting to $2,431,782 in 1999.

Effects of Inflation

     Inflation and changing prices have not and are not expected to have a significant effect on the Registrant's operations during the foreseeable future.







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ITEM 3.        DESCRIPTION OF PROPERTIES

     The Registrant does not currently own any real property. The
Registrant's executive office is located at 5300 West Sahara, Suite 101, Las Vegas, Nevada 89102.

     The registered office of the Registrant is located at 5300 West Sahara, Suite 101, Las Vegas, Nevada 89102. A corporate support services firm provides the necessary services to the Registrant for a yearly fee of $309.00. This agreement may be terminated by the Registrant on thirty days notice.

     The Registrant's executive offices are located at 405 Lexington Ave., New York, NY USA and at 50 Augusta Drive Way, Markham, Ontario, Canada. The telephone number of the office in the USA is (212) 953-0865 and the telephone number of the office in Canada is (905) 201-1952. The Registrant uses 100 square feet of office space at 405 Lexington Ave., New York, New York on a rent free basis. This is the office of the Company's investor relations firm, Lexxus Capital. The Registrant leases uses 140 square feet of office space at 50 Augusta Drive Way, Markham, Ontario, Canada on a rent free basis. This is the office location of Robert Wilder, the Chief Executive Officer and a director of the Registrant.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The Registrant's securities are recorded on the books of its transfer agent in registered form. However, a majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

     As of November 1, 1999, the Registrant had an authorized share capital of 100,000,000 common shares with a par value of $0.001 per share of which 4,078,122 shares were issued and outstanding.

     The following table sets forth, as of September 1, 1999, the beneficial shareholdings of persons or entities holding five percent or more of the Registrant's common stock, each director individually, each named executive officer and all directors and officers of the Registrant as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                         Amount and
                         Nature of
Name and Address         Beneficial                    Percent
of Beneficial Owner      Owner     Position            of Class

Robert G. Jones            501,438 President and       12.30%
                                   Director

Gary W. Evans              501,438 Vice President,     12.30%
                                   Secretary/Treasurer
                                   and Director

Robert W. Wilder           502,563 Director            12.32%

All officers and         1,505,439                     36.92%
directors as a group.
(3 persons)

     No arrangements exist which may result in a change in control of the Registrant.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
            PERSONS

     The name, age and position held by each of the directors and officers of the Registrant are as follows:

Name                     Age       Position Held

Robert G. Jones          44        President and a member of the Board
                                   of Directors

Gary W. Evans            64        Vice President, Secretary/Treasurer
                                   and a member of the Board of
                                   Directors

Robert W. Wilder         65        Chief Operating Officer and a
                                   member of the Board of Directors

     All directors have a term of office expiring at the next annual general meeting of the Registrant, unless re-elected or earlier vacated in accordance with the bylaws of the Registrant. All officers have a term of office lasting until their removal or replacement by the board of directors.

Biographical Information:

Robert G. Jones - President and a member of the Board of Directors

     Mr. Jones has been a member of the Board of Directors since the inception of the Registrant. From January 1998 to April 1999, Mr. Jones was the Vice President of Sales and Marketing. Since April 1999, Mr. Jones has been the President of the Registrant. From September 1974 to May 1976, Mr. Jones worked as a senior operator/software support at IBM in their operations group, of the VM 370 online environment. From June

1978 to May 1981, Mr. Jones worked as an engineer designing automated and manually assisted assembly operations at General Motors in their Windsor Trim Plant Operations and their Detroit Technical Center departments. From March 1985 to October 1997, Mr. Jones became a Vice President at Bell Canada. Mr. Jones' responsibilities included helping to establish customer focused operations systems, engineering support, and sales for large national and multi-national corporate customers, notably the banks and financial institutions. From May 1994 to December 1996, Mr. Jones became the managing director of marketing - national customers at the Stentor Alliance of Canadian Telephone companies. Mr. Jones' responsibilities included product development, product support, large corporate sales and the establishment of a technique to rapidly design and implement networking solutions for these national customers. From 1981 to 1985, Mr. Jones became a founding partner of Haljon Controls, Inc. Haljon is a Canadian company engaged in the design and deployment of fault tolerant, high reliability real time supervisory control and data collection systems for use in oil movement and storage applications and safety shutdown applications in the petroleum and petrochemical field. Mr. Jones graduated from the University of Waterloo, Canada in 1978 with a BASc. of Systems Engineering and from the University of Toronto, Canada in 1989 with an Executive MBA.

Gary W. Evans - Vice President, Secretary/Treasurer and a member of the Board of Directors.

     Mr. Evans is a founder, the Vice President, Secretary/Treasurer and a member of the Board of Directors since inception of the Registrant. From May 1990 to October 1993, Mr. Evans was a Corporate Director with Cantel, Inc. Cantel is a cellular network company in Canada. His responsibilities included standards, performance parameters for planning/system engineering and operations. From 1987 to 1990, Mr. Evans was the general operations manager with Bell Canada International in Saudi Arabia. His responsibilities included all aspects of operations including personnel, financial management, pre-sale support, customer configuration design, installation and in-service maintenance of PBX, key, facsimile and other telecommunication network hardware and service. From 1986 to 1987, Mr. Evans was the general operations manager of CTG Toronto. CTG is a international company that provides and services telecommunications switching equipment. From February 1985 to October 1986, Mr. Evans was a general manager of network operations with Bell Canada. From November 1982 to February 1985, Mr. Evans was director of operations with Northern Telecom Inc., Dallas, Texas. His responsibilities included financial management, installations, while providing direct support for new products, project management, material management, training centers and special engineering. From 1962 to 1982, Mr. Evans was employed in the operations department with Bell Canada. Mr. Evans graduated from Columbia University in 1983 with a Bachelor of Business Administration.

Robert W. Wilder - Chief Operating Officer and a member of the Board of
Director.

     Mr. Wilder is a founder, the Chief Operating Officer and a member of the Board of Directors since inception of the Registrant. From August 1997 to April 1999, Mr. Wilder was the President of the Registrant. From January 1990 to August 1997, Mr. Wilder was President of CR&J Management, Inc., a consulting firm that specialized in providing business management consulting during the period of divestiture of the North American telecommunications industry. His responsibilities included specific services to Bell Canada, Telesat Canada and Telecom Canada during the down sizing and re-structure of these companies. From 1987 to January 1990, Mr. Wilder was director of business operations for Telecom Canada. His responsibilities included sales, marketing, technology payables/receivables and service operations. From 1985 to 1987, Mr. Wilder was the director of engineering for Telecom Canada. His responsible included systems engineering, design and support of global telecommunications. From 1981 to 1985, Wilder was Vice President - Service, for Northern Telecom, Richardson, Texas. He was responsible for their subscriber based services and products which included military projects, as well as, provisioning the telecommunications systems for the 1984 Olympics, on the campus of UCLA. From 1960 to 1981, Mr. Wilder worked for Bell Canada in a full spectrum of functions including operations, engineering, marketing and held the position of national sales director in 1981.

     None of the individuals listed above are subject to any anticipated or threatened legal proceedings of a material nature.


ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Registrant from August 1, 1997 through December 31, 1998, for each officer and directors of the Registrant. This information includes the dollar value of base salaries, bonus awards and the number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE
(a)         (b)  (c)     (d)   (e)      (f)         (g)       (h)      (i)
                               Other                Securities         All
Name and                       Annual   Restricted  Underlying         Other
Principal                      Compen-  Stock       Options/   LTIP    Compen-
Position    Year Salary  Bonus sation   Award(s)    SARs       Payouts sation
                 ($)     ($)   ($)      ($)         (#)        ($)     ($)
Robert G.
 Jones      1998 100,000 -     -        501,438     -          -       -
President   1997      -  -     -             -      -          -       -

Gary W.     1998 100,000 -     -        501,438     -          -       -
 Evans      1997  75,000 -     -             -      -          -       -
Secretary

Robert W.
 Wilder     1998 100,000 -     -        502,563     -          -       -
CEO         1997  75,000 -     -             -      -          -       -


     The Company anticipates paying the following salaries in 1999, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Robert Jones             President                1999      $120,000
Gary Evans               Vice President           1999      $120,000
Robert Wilder            Chief Operation Officer  1999      $120,000


     The Registrant has entered into an employment agreement with Robert Jones wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.

     The Registrant has entered into an employment agreement with Gary Evans wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.

     The Registrant has entered into an employment agreement with Robert Wilder wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.

     The Company has adopted a qualified stock option plan and a non-qualified incentive stock option plan. Options granted to officers are reflected below. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                              Number of
                              Securities
                Number of     Underlying
                Securities    Options/SARs
                Underlying    Granted      Exercise      Number of
                Options       During Last  or Base       Options    Expiration
Name            SARs Granted  12 Months[1] Price ($/Sh)  Exercised  Date
Robert Wilder   500,000       500,000      $0.50         -0-        12/31/2001
Robert Jones    500,000       500,000      $0.50         -0-        12/31/2001
Gary Evans      500,000       500,000      $0.50         -0-        12/31/2001

     As of the date hereof, the Registrant has not granted any other stock options or stock appreciation rights to its officers or directors since its inception on November 1, 1996.

     There are no standard or other arrangements pursuant to which the Registrant's directors were compensated in their capacity as such during the 1999 fiscal year.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Registrant and the Named Executive Officers.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 3, 1999, the Registrant entered into an employment agreement with Robert Jones wherein the Company will pay Mr. Jones $120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.

     On January 3, 1999, the Registrant entered into an employment agreement with Gary Evans wherein the Company will pay Mr. Evans
$120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.

     On January 2, 1999, the Registrant entered into an employment agreement with Robert Wilder wherein the Company will pay Mr. Wilder $120,000 per year as Secretary of the Registrant. The employment agreement has a three year term.


ITEM 8.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Registrant is subject to or which are anticipated or threatened.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     From January 1, 1999 to October 25, 1999, the Company' shares traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the trading symbol "COLS." On October 25, 1999, the Company's shares were delisted from the Bulletin Board as a result of the Company's failure to file reports with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). On October 26, 1999, the Company's shares began trading in the "Pink Sheets" owned by the National Quotation Bureau. Summary trading by quarter for the 1999 and 1998 fiscal years are as follows:

     Fiscal Quarter           High Bid(1)    Low Bid(1)

     1999 Third Quarter       $3.00          $0.50
          Second Quarter      $3.93          $2.12
          First Quarter       $9.00          $1.50

     1998
          Fourth Quarter      $2.63          $0.05
          Third Quarter       $3.00          $0.31
          Second Quarter      Not Listed
          First Quarter       Not Listed

[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At November 4, 1999, there were 4,078,122 common shares of the Registrant issued and outstanding.

     At November 4, 1999, there were 112 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. The beneficial owners of such shares are not known by the Registrant.

     No cash dividends have been declared by the Registrant nor are any intended to be declared. The Registrant is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Registrant insolvent. Dividend policy will be based on the Registrant's cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.

     The Registrant is not aware of any reason as to why the price of the security would have appreciated from those prices reflected in the summary trading table other than the demand for securities has been greater than the available supply.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Registrant was incorporated in November 1996. In the past three fiscal years, the Registrant has issued the following unregistered securities at the following prices. There were no underwriters engaged
and no underwriting discounts or commissions paid.   All issues were
made pursuant to exemptions from registration contained in Section 4(2), Rules 901-905 and Section 4(2) of the 1933 Securities Act.

Date      Type of Security    Number    Proceeds  Exemption


1997
08/97     Common shares       7,293,500 $  7,293  Sec. 4(2)
10/97     Common Shares          76,625 $153,250  Reg. D (504)

1998
08/98     Common Shares         650,000 $    650  Reg. D (504)
                                        (Services)
11/98     1 for 400 reverse
          stock split
12/98     Common Shares       1,200,000 $  1,200  Reg. D (504)
                                        (Services)
12/98     Common Shares       1,500,000 $  1,500  Reg. D (504)
                                        (Services)
1999
04/99     Common Shares         138,000 $    138  Reg. D (504)
                                        (Services)
04/99     Common Shares       1,220,000 $610,000  Reg. D (504)

ITEM 11.  DESCRIPTION OF SECURITIES.

     The Registrant's securities consist of common stock with a par value of $0.001 per share. The Registrant's authorized capital is 100,000,000 common shares of which 4,078,122 common shares are issued and outstanding. All of the Registrant's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Registrant contain provisions which would delay, defer or prevent a change in control of the Registrant.

     The Registrant's transfer agent is American Securities Transfer & Trust, Inc. 938 Quail Street, Suite 101, Lakewood, CO 80215, telephone
(303) 234-5300, facsimile (303) 234-5340.

     The Registrant has issued options to purchase up to 2,385,000 shares of its common stock pursuant to its 1999 Non-Qualifying Stock Option Plan to 12 persons, three of which are its officers. The options are exercisable at prices ranging from $0.50 to $2.00 per share. The options expire at various dates ranging from December 31, 2001 to December 31, 2002.


ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Registrant's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Registrant against certain liabilities. Officers and directors of the Registrant are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.

     Neither the Registrant's Articles of Incorporation, as amended nor the Company's bylaws provide for indemnification as set forth above.

ITEM 13.  FINANCIAL STATEMENTS.

GRANT THORNTON
Chartered Accountants
Canadian Member Firm of
Grant Thornton International

Auditors' Report

To the Shareholders of
COI Solutions Inc.

We have audited the accompanying balance sheets of COI Solutions Inc. as at December 31, 1998 and 1997 and the related statements of loss and deficit and cash flows for the years ended December 31, 1998 and the period August 1, 1997 to December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of their operations and cash flows for the year ended December 31, 1998 and the period August 1, 1997 to December 31, 1997, in conformity with generally accepted accounting principles in the United States.

Grant Thornton
Chartered Accountants

Markham, Canada
February 10, 1999

Suite 400
7030 Woodbine Avenue
Markham Ontario L3R 6G2
Tel: (905) 475-1100
Fax: (905) 475-8906

COI SOLUTIONS INC.
Statement of Loss and Deficit

                                                  August 1, 1997
                                   Year Ended     to
                                   December 31,   December 31,
                                   1998           1997
Revenue                            $     458,441  $          -

Operating expenses                     1,977,970     14,732,208
                                   -------------  -------------
Loss for the period                $  (1,519,529) $ (14,732,208)
                                   =============  =============
Loss per share, basic and
 diluted (Note 6)                  $       (6.72) $     (799.97)
                                   =============  =============

Deficit, beginning of the period   $ (14,732,208) $          -

Loss for the period                   (1,619,529)   (14,732,208)
                                   -------------  -------------
Deficit, end of the period         $ (16,251,737) $ (14,732,208)
                                   =============  =============




























        See accompanying notes to the financial statements.

COI SOLUTIONS INC.
Balance Sheet
December 31

                              1998                1997
ASSETS
Current
Cash                          $          -        $      26,442
Accounts receivable                 214,691                  -
                              -------------       -------------
                              $     214,691       $      26,442
                              =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
 Bank indebtedness            $       6,612       $          -
 Accounts payable                    27,315                  -
 Due to shareholders                 42,251              18,400
                              -------------       -------------
                                     76,178              18,400
                              -------------       -------------
SHAREHOLDERS' EQUITY
Capital stock (Note 5)                2,720               7,370
Additional paid in capital
 (Note 5)                        16,387,530          14,732,880
                              -------------       -------------
                                 16,390,250          14,740,250
Deficit                         (16.251,737)        (14,732,208)
                              -------------       -------------
                                    138,513               8,042
                              -------------       -------------
                              $     214,691       $      26,442
                              ==============      =============


















        See accompanying notes to the financial statements.

COI SOLUTIONS INC.
Statement of Cash Flows

                                             August 1, 1997
                              Year Ended     to
                              December 31,   December 31,
                              1998           1997
Cash derived from

OPERATING
 Loss                         $ (1,519,529)  $ (14,739,426)
 Share compensation              1,646,650      14,594,142
 Change in
  Accounts receivable             (241,691)             -
  Accounts payable                  27,315              -
  Advances from shareholders        23,851          18,400
                              ------------   -------------
                                   (36,404)       (126,884)
                              ------------   -------------
FINANCING
 Issue of common shares              3,350         153,326
 Bank indebtedness                   6,612              -
                              ------------   -------------
                                     9,962         153,326
                              ------------   -------------
Net increase (decrease)
 in cash                           (26,442)         26,442
Cash, beginning of period           26,442              -
                              ------------   -------------
Cash, end of period           $         -    $      26,442
                              ============   =============




















        See accompanying notes to the financial statements.

COI SOLUTIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

1 . Nature of operations

COI Solutions Inc. (formerly Expedia Com Global Inc.) was incorporated in Nevada on August 1, 1997. The Company is an integrator of telecommunications products and services enabling electronic communications of transactions based services, voice synthesis and large project consulting. The Company has currently established operations in Florida.

2. Summary of significant accounting policies

Accounting principles

The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States.

Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes to the financial statements.. Actual results may differ from those estimates.

Fair value of financial instruments

The Company's estimate of the fair value of cash, receivables, payables and accruals approximates the carrying value.

Revenue recognition

Consulting revenue on the long term contracts is based on a monthly fee plus expenses.

Income taxes

As at December 31, 1998 the Company had a net operating loss carryforward totalling approximately $25,000 that may be offset against future taxable income if any.

A tax benefit has not been reported in the accompanying financial statements for the operating loss carryforward because the Company is uncertain as to the likelihood of utilization.

3, Concentrations

The Company currently has several contracts with one major customer from which it generates 100% of its revenue. The total amount of these contracts is approximately $3M dollars.

COI SOLUTIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

4. Shareholder advances

Shareholders have advanced funds for operating expenses amounting to $42,251. The loans are unsecured, interest free and it is expected they will be repaid within one year.

5. Capital stock and paid in capital

- In October 1997 the Company issued a total of 7,293,500 shares of common stock to its founders at $2 per share (7,293,500 x $2 = $14,587,000). The shares have been issued at the par value of $.001 per share and the balance of $14,579,706 has been charged as compensation and included in operating expenses on the statement of loss and was credited to additional paid up capital.

- In October 1997 the Company issued a total of 76,625 shares of common stock to investors at $2 per share (76,625 x $2 =
     $153,250). The shares have been issued at the par value of $.001 per share and the balance of $153,174 was credited to additional paid up capital.

- On August 19, 1998 a resolution was passed to issue 650,000 common shares with a market value of $975,000 (650,000 x $1.50) for services rendered to the Company. The shares have been issued at $.001 per share and the balance of $974,350 has been charged as consulting fees and included in operating expenses on the statement of loss and credited to additional paid up capital.

- On December 3, 1998 the Company passed a resolution to have a reverse split on the common shares. The 8,020,125 common shares issued were reduced to 20,122 common shares with a par value of $.001.

- On December 3, 1998 a resolution was passed to issue 1,200,000 common shares with a market value of $300,000 ($1,200,000 x $.25). The shares have been issued at the par value of $.001 per share and the balance of $298,800 has been charged as compensation and included in operating expenses on the statement of loss and credited to additional paid up capital.

- On December 3, 1998 a resolution was passed to issue 1,500,000 restricted common shares with a market value of $375,000 (1,500,000 x $.25). The shares have been issued at the par value of $.001 per share and the balance of $373,500 has been charged as compensation and included in operating expenses on the statement of loss and credited to additional paid up capital.

COI SOLUTIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 1998

5. Capital stock and paid in capital (continued)

Summary of stock and paid up capital:

                                                       Additional
                              Number of      Issued    Paid-in
                              Share          Value     Capital
Balance December 31, 1997     7,370,125        7,370   $ 14,732,880
Shares issued Note 4c above     650,000          650        974,350
                              ---------      -------   ------------
                              8,020,125        8,020     15,707,230
                              ---------
Reverse split Note 4d above      20,122       (8,000)         8,000
Shares issued Note 4e above   1,200,000        1,200        298,800
Shares issued Note 4f above   1,500,000        1,500        373,500
                              ---------      -------   ------------
Totals                        2,720,122      $ 2,720   $ 16,387,530
                              =========      =======   ============

6. Loss per share

Net loss per share is calculated based on the weighted average common shares outstanding weighted average common shares used in the computation of basic loss per share are 226,171 for 1998 and 18,425 for 1997. There are no dilution affects to be recorded.

7. Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those relating to the efforts of customers, suppliers, or other third parties will be fully resolved.

COI Solutions, Inc.
Statement of Loss and Deficit
Six Months ending June 30

                                   1999           1998
Revenue (Note 3)                   $   1,076,940  $     105,102
Operating Expense                      3,396,402        118.533
                                   -------------  -------------
Loss for the period                $  (2,319,462) $     (13,431)
                                   -------------  -------------
Deficit, beginning of the period   $ (16,251,737) $ (14,732,208)

Loss for the period                   (2,319,462)       (13,431)
                                   -------------
Deficit, end of the period         $ (18,571,199) $ (14,745,639)
                                   -------------  -------------



































         See accompanying notes to the financial statements

COI SOLUTIONS, INC.
Balance Sheet
June 30

                                   1999           1998
Assets
Current
 Cash                              $      60,560  $       6,011
 Accounts receivable                     856,140          7.000
                                   -------------  -------------
                                   $     916,700  $      13,011
                                   -------------  -------------
Liabilities and Shareholders' Equity
Current
 Accounts payable                  $      40,478  $          -
 Due to shareholders (Note 4)             15,251         18,400
                                   -------------  -------------
                                          55,729         18,400
                                   -------------  -------------
Shareholders' Equity
 Capital Stock                             4,078          7,370
Additional paid in capital            19,428,092     14,732,880
                                   -------------  -------------
                                     (19,432,170)    14,740,260
Deficit                              (18,571,199)   (14,745,639)
                                   -------------  -------------
                                        (860,971)        (5,389)
                                   -------------  -------------
                                   $     916,700  $      13,011
                                   -------------  -------------





















         See accompanying notes to the financial statements

COI Solutions, Inc.
Statement of Cash Flows
Six Months ended June 30

                                   1999                1998
Cash derived from
 Operating
  Loss                             $ (2,319,462)       $ (13,431)
  Share compensation                  2,431,782
  Change in
   Accounts receivable                 (641,449)          (7,000)
   Accounts payable                      13,163
   Advances from shareholders           (27,000)
                                   ------------
                                        542,966          (20,431)
                                   ------------
 Financing
  Issue of common shares                610,138
  Bank endebtedness                      (6,612)
                                   ------------
                                        603,526
                                   ------------
Not Increase (decrease) in cash          60,560          (20,431)

Cash, beginning of year                                   26,442
                                                       ---------
Cash end of period                 $     60,560        $   6,011
                                   ------------        ---------
























         See accompanying notes to the financial statements

COI Solutions, Inc.
Notes to the Financial Statements
June 30 1999

1. Nature of Operations

COI Solutions, Inc. (formerly Expedia Com Global, Inc.) was incorporated in Nevada August 1, 1997. The company builds Internet-based business solutions for global organizations using a 'community of interest' model. This model provides electronic tools and creative business networking solutions that allow large complex organizations to operate in a fully integrated manner with its clients and suppliers in both real and nonreal time, no matter where they are in the world. The Company has currently established operations in Florida.

2. Summary of significant accounting policies

Accounting principles

The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States.

Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported in the financial statements and accompanying notes to the financial statements. Actual results may differ from those estimates.

Fair value of financial statements

The Company's estimate of the fair value of cash, receivables, payables and accruals approximate the carrying value.

Revenue recognition

Consulting revenue is recognized based on the long term contracts that generate monthly fees plus expenses.

3. Revenue

The company currently has several contracts with one major customer from which it generates 100% of its revenue. The total amount of this contract is approximately 3M dollars.

4. Shareholder advances

Shareholders have advanced funds for operating expenses amounting to $15,251. The loans are interest free and it is expected they will be repaid within one year.

COI Solutions, Inc.
Notes to the Financial Statements
June 30 1999

5. Capital Stock and paid in capital.

There are 4,078,122 shares issued at a value of $4,078.

- On April 8 1999, a resolution was passed to issue 138,000 common shares with a market value of $309,120 (168 x $2.24) for services rendered to the company. The shares have been issued at $0.001 per share and the balance of $308,982 has been charged as consulting fees and included in the operating expenses on the statement of loss and credited to additional paid in capital.

- On April 7 1999, pursuant to Regulation D, Rule 504, a resolution was passed to issue 1,220,000 common shares with a market value of $2,732,800 (1,220,000 x $2.24). The shares have been issued for $610,000 and the balance of $2,122,800 has been charged as compensation and included in the operating expenses and the statement of loss and credited to additional paid up capital.

- On January 6 1999, a Nonqualifying Stock Option Plan was approved for the Company. The total number of shares of the Company available for grants of Stock Options under the plan is 5,000,000 Common Shares. As of June 30, 1999, 2,105,000 options have been granted. No Options have been exercised for conversion to shares.

The end.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 15.  INDEX TO EXHIBITS

     The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
Number    Description

3.1       Initial Articles of Incorporation, as filed August 1, 1997.

3.2       Bylaws.

3.3 Articles of Amendment to the Articles of Incorporation, as filed on August 23, 1997.

3.4 Articles of Amendment to the Articles of Incorporation, as filed on November 20, 1998.

10.1 Associate Agreement between World Telehealth Corporation and the Company.

10.2 Management Agreement between World Telehealth Corporation and the Company.

10.3 Addendum Agreement between World Telehealth Corporation and the Company.

10.4      Associate Agreement between TeleMedica Group and the Company.

27.1      Financial Data Schedule.

99.1      Gary W. Evans Employment Agreement.

99.2      Robert G. Jones Employment Agreement.

99.3      Robert W. Wilder Employment Agreement.

99.4      Consulting Agreement with Lexxus Capital Corp.

99.5      1999 Non-Qualified Stock Option Plan.

99.6      1999 Qualified Stock Option Plan.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

                              COI SOLUTIONS, INC.



                              By: /s/ Robert G. Jones
                                  Robert G. Jones, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Name                Title                    Date


/s/ Robert G. Jones President and a member   November 1, 1999
Robert G. Jones     of the Board of Directors



/s/ Gary W. Evans   Vice President, Secretary November 1, 1999
Gary W. Evans       Treasurer and a member of
                    of the Board of Directors


/s/ Robert W. Wilder Chief Executive Officer November 1, 1999
Robert W. Wilder    and a member of the
                    Board of Directors